

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

✉   35296
     MENLO PARK 0102
☎   (012) 429 0000
Fax (012) 429 0100

Deloitte & Touche
Deloitte & Touche Chartered Accountants (SA)
Registered accountants and auditors

✉   11007
     HATFIELD 0028
☎   (012) 482 0000
Fax (012) 460 3633

January 30, 2003

Telkom SA Limited
Telkom Towers North
152 Proes Street
PRETORIA
0001

Dear Sirs

**REGISTRATION STATEMENT TO BE ISSUED IN RESPECT OF TELKOM SA
LIMITED**

We hereby consent to the use in this Registration Statement on Form F-1 of TELKOM SA
Limited of our report dated June 11, 2002, except for Note 44 for which the date is October
15, 2002, relating to the financial statements of Vodacom Group (Proprietary) Limited which
appear in such Registration Statement. We also consent to the references to us under the
heading "Experts" in such Registration Satement.

Pricewaterhouse Coopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Pretoria
January 29, 2003

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)
Pretoria
January 29, 2003